SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 16, 2019

List of materials

Documents attached hereto:

i) Notice Regarding the Setting of Parameters for Repurchase of Shares of Common Stock (Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

May 16, 2019
Sony Corporation

Notice Regarding the Setting of Parameters for Repurchase of Shares of Common Stock
(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to
Article 459, Paragraph 1 of the Companies Act)

Sony Corporation (“Sony”) approved, at the meeting of its Board of Directors held today, the setting of parameters for repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, as follows.

1. Reason for Setting Parameters
The following parameters have been set for the purpose of enabling Sony to flexibly repurchase its own shares in consideration of factors such as opportunities for strategic investment, Sony’s financial condition and the price of its common stock.

2. Parameters for the Repurchase of Shares
(1)	Class of shares for repurchase	Common stock of Sony
(2)	Total number of shares for repurchase	60 million shares（maximum） （4.80% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase price for repurchase of shares	200 billion yen（maximum）
(4)	Period of repurchase	May 17, 2019 to March 31, 2020
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

Depending on investment opportunities, market environment and other factors, it is possible that no share repurchase, or a share repurchase of only a portion of the above, will be carried out.

(For reference) Status of treasury stock as of March 31, 2019
Total number of shares issued and outstanding (excluding treasury stock)	1,250,746,867 shares
Number of treasury stock	20,483,474 shares

End of document